Exhibit 99.2

Royal Dutch Shell plc

Three and twelve month periods ended December 31, 2018

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 4TH QUARTER 2018 AND FULL YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2018	Q3 2018	Q4 2017%[1]			Definition	2018	2017	%
5,590	5,839	3,807	+47	Income/(loss) attributable to shareholders		23,352	12,977	+80
7,334	5,570	3,082	+138	CCS earnings attributable to shareholders	Note 2	23,833	12,081	+97
1,646	(54)	(1,221)		Of which: Identified items	A	2,429	(3,683)

5,688	5,624	4,303	+32	CCS earnings attributable to shareholders excluding identified items		21,404	15,764	+36
120	169	94		Add: CCS earnings attributable to non-controlling interest		531	418

5,808	5,793	4,397	+32	CCS earnings excluding identified items		21,935	16,182	+36
				Of which:
2,363	2,292	1,636		Integrated Gas		9,399	5,268
1,881	1,886	1,650		Upstream		6,775	3,091
2,131	2,010	1,396		Downstream		7,567	9,082
(567)	(395)	(285)		Corporate		(1,806)	(1,259)

22,021	12,092	7,275	+203	Cash flow from operating activities		53,085	35,650	+49
(5,312)	(4,082)	(665)		Cash flow from investing activities		(13,659)	(8,029)
16,709	8,010	6,610		Free cash flow	H	39,426	27,621

0.68	0.70	0.46	+48	Basic earnings per share ($)		2.82	1.58	+78
0.89	0.67	0.37	+141	Basic CCS earnings per share ($)	B	2.88	1.47	+96
0.69	0.68	0.52	+33	Basic CCS earnings per share excl. identified items ($)		2.58	1.92	+34

0.47	0.47	0.47	—	Dividend per share ($)		1.88	1.88	—

1.	Q4 on Q4 change.

Compared with the fourth quarter 2017, CCS earnings attributable to shareholders excluding identified items of $5.7 billion mainly benefited from higher realised oil, gas and LNG prices as well as stronger contributions from crude oil and LNG trading, partly offset by movements in deferred tax positions. Full year earnings of $21.4 billion also reflected higher realised oil, gas and LNG prices, partly offset by movements in deferred tax positions.

Cash flow from operating activities for the fourth quarter 2018 was $22.0 billion, which included positive working capital movements of $9.1 billion, mainly as a result of a fall in crude oil price and lower inventory levels. Excluding working capital movements, cash flow from operations of $12.9 billion mainly reflected increased earnings, compared with the fourth quarter 2017.

Total dividends distributed to shareholders in the quarter were $3.9 billion. In January 2019, the second tranche of the share buyback programme was completed, with 83.5 million A ordinary shares bought back for cancellation for an aggregate consideration of $2.5 billion. Today, Shell launches the next tranche of the share buyback programme, with a maximum aggregate consideration of $2.5 billion in the period up to and including April 29, 2019.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell delivered a very strong financial performance in 2018, with cash flow from operations of $49.6 billion, excluding working capital movements. We delivered on our promises for the year, including the completion of the $30 billion divestment programme and starting up key growth projects while maintaining discipline on capital investment. We paid our entire dividend in cash, further reduced our debt and launched our share buyback programme, with $4.5 billion in shares repurchased so far.

We will continue with a strong delivery focus in 2019, with a disciplined approach to capital investment and growing both our cash flow and returns. Our strategy to deliver a world-class investment case is working.”

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Full year
Q4 2018	Q3 2018	Q4 2017%[1]			Definition	2018	2017	%
7,995	5,830	6,778		Capital investment	C	24,779	24,006
2,699	613	6,474		Divestments	D	7,102	17,340

3,788	3,596	3,756	+1	Total production available for sale (thousand boe/d)		3,666	3,664	—

59.89	68.21	55.28	+8	Global liquids realised price ($/b) [2]		63.85	49.00	+30
5.75	4.92	4.44	+30	Global natural gas realised price ($/thousand scf) [2]		5.13	4.33	+18

10,279	9,312	9,776	+5	Operating expenses	G	39,316	38,083	+3
10,147	9,248	9,839	+3	Underlying operating expenses	G	39,025	37,556	+4

9.4%	8.7%	5.8%		ROACE	E	9.4%	5.8%
7.6%	7.1%	5.6%		ROACE (CCS basis excluding identified items)	E	7.6%	5.6%

20.3%	23.1%	25.0%		Gearing[3]	F	20.3%	25.0%

1.	Q4 on Q4 change.
2.	Following a reassessment, third quarter 2018 (liquids realised price) and the four quarters of 2017 (natural gas realised price) have been revised.
3.	With effect from 2018, the net debt calculation has been amended (see Definition F). Gearing as previously published at December 31, 2017 was 24.8%.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

FOURTH QUARTER 2018 PORTFOLIO DEVELOPMENTS

Integrated Gas

In December, Shell announced that wells had been opened at its Prelude floating LNG facility in Australia (Shell interest 67.5%). During this initial phase of production, gas and condensate are produced and moved through the facility. Once this has concluded, the facility will be prepared for reliable production of LNG and LPG.

During the quarter, Shell completed the sale of its shares in Shell entities in New Zealand.

Upstream

During the quarter, Shell completed the sale of its Upstream interests in Ireland, as well as the disposal of its interests in the Draugen and Gjøa fields in Norway.

In December, Shell and its partners renewed a number of onshore oil mining leases in the Niger Delta for 20 years (Shell interest 30%).

Downstream

In January, Shell announced the start of production of the fourth alpha olefins unit at the Geismar chemicals manufacturing site in the USA (Shell interest 100%). Start-up operations began in December 2018. Shell’s Geismar plant is the largest producer of alpha olefins in the world.

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Full year
Q4 2018	Q3 2018	Q4 2017%[1]			2018	2017	%
3,579	2,116	848	+322	Segment earnings	11,444	5,078	+125
1,216	(176)	(788)		Of which: Identified items (Definition A)	2,045	(190)
2,363	2,292	1,636	+44	Earnings excluding identified items	9,399	5,268	+78

5,786	3,320	823	+603	Cash flow from operating activities	14,617	6,467	+126

1,483	862	1,043	+42	Capital investment (Definition C)	4,460	3,827	+17

213	208	229	-7	Liquids production available for sale (thousand b/d)	214	203	+5
4,442	4,156	4,364	+2	Natural gas production available for sale (million scf/d)	4,311	3,969	+9

979	924	981	—	Total production available for sale (thousand boe/d)	957	887	+8
8.78	8.18	8.52	+3	LNG liquefaction volumes (million tonnes)	34.32	33.24	+3

17.39	17.27	17.15	+1	LNG sales volumes (million tonnes)	71.21	66.04	+8

1.	Q4 on Q4 change.

Fourth quarter identified items primarily reflected a gain of $1,034 million on sale of assets, mainly related to the divestment of assets in New Zealand as well as revaluation of assets in India. Identified items also included a gain of $321 million related to the fair value accounting of commodity derivatives and impairment charges totalling $190 million, mainly related to investments in Trinidad and Tobago.

Compared with the fourth quarter 2017, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas and LNG prices, as well as higher contributions from LNG trading. These were partly offset by movements in deferred tax positions.

Total production remained largely unchanged compared with the fourth quarter 2017, while LNG liquefaction was 3% higher, mainly due to lower maintenance and increased feedgas availability, partly offset by divestments.

Cash flow from operating activities of $5,786 million included negative working capital movements of $811 million, compared with negative movements of $1,895 million1 in the same quarter a year ago. Cash flow from operating activities excluding working capital movements increased compared with the same quarter a year ago, mainly as a result of higher earnings and cash margining receipts on derivatives.

Full year identified items primarily reflected a gain of $1,937 million on sale of assets, mainly related to the divestment of assets in Thailand, New Zealand and India. Identified items also comprised a gain of $481 million related to the fair value accounting of commodity derivatives and impairment charges of $371 million, mainly related to investments in Trinidad and Tobago and Shell’s investment in a joint venture.

Compared with the full year 2017, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas and LNG prices, increased contributions from LNG trading and higher volumes, partly offset by increased operating expenses.

Production volumes were up by 8% compared to the full year 2017, mainly reflecting lower maintenance activity and additional wells from existing fields. LNG liquefaction volumes were 3% higher, largely driven by increased feedgas availability and lower maintenance activities. This more than offset the impact of divestments.

Cash flow from operating activities of $14,617 million included negative working capital movements of $1,664 million, compared with negative movements of $2,192 million2 in 2017. Cash flow from operating activities excluding working capital movements increased compared with the full year 2017, mainly as a result of higher earnings and cash margining receipts on derivatives.

[1]	Revised from negative working capital movements of $894 million. See Note 7 and Definition I.
[2]	Revised from negative working capital movements of $2,149 million. See Note 7 and Definition I.

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UPSTREAM

Quarters				$ million	Full year
Q4 2018	Q3 2018	Q4 2017%[1]			2018	2017	%
1,601	2,249	2,050	-22	Segment earnings	6,798	1,551	+338
(280)	363	400		Of which: Identified items (Definition A)	23	(1,540)
1,881	1,886	1,650	+14	Earnings excluding identified items	6,775	3,091	+119

6,869	6,663	3,765	+82	Cash flow from operating activities	22,661	16,337	+39

3,988	3,037	3,485	+14	Capital investment (Definition C)	12,525	13,648	-8

1,672	1,602	1,542	+8	Liquids production available for sale (thousand b/d)	1,589	1,622	-2
6,593	6,206	7,154	-8	Natural gas production available for sale (million scf/d)	6,494	6,699	-3

2,809	2,672	2,775	+1	Total production available for sale (thousand boe/d)	2,709	2,777	-2

1.	Q4 on Q4 change.

Fourth quarter identified items primarily reflected a loss of $420 million on sale of assets, mainly related to a negative non-cash cumulative currency translation difference in connection with the divestment in Ireland, partly offset by a gain of $176 million related to the fair value accounting of commodity derivatives.

Compared with the fourth quarter 2017, Upstream earnings excluding identified items reflected higher realised oil and gas prices as well as lower well write-offs, partly offset by less favourable movements in deferred tax positions. Total production increased by 1% compared with the same quarter a year ago, mainly driven by new field start-ups and ramp-ups, partly offset by divestments. Excluding portfolio impacts, production was 5% higher.

Cash flow from operating activities of $6,869 million included positive working capital movements of $1,720 million, compared with positive movements of $412 million3 in the same quarter a year ago. Cash flow from operating activities excluding working capital movements increased compared with the fourth quarter 2017 as a result of higher earnings and cash margining receipts on derivatives related to the divestment in Denmark, partly offset by higher tax payments.

Full year identified items included a net gain of $886 million on sale of assets, mainly related to the divestments in Iraq, Malaysia, Oman and Ireland, as well as a gain of $149 million related to the fair value accounting of commodity derivatives. Identified items also included a $561 million charge related to the impact of the weakening Brazilian real on a deferred tax position and a net impairment charge of $350 million, mainly related to assets in North America and deep-water rig joint ventures.

Compared with the full year 2017, Upstream earnings excluding identified items benefited from higher realised oil and gas prices and lower well write-offs, partly offset by movements in deferred tax positions and lower volumes. Total production was 2% lower compared with the full year 2017, mainly due to divestments and field decline, partly offset by new field start-ups and ramp-ups as well as improved field performance. Excluding portfolio impacts, production was 5% higher than in 2017.

Cash flow from operating activities of $22,661 million included positive working capital movements of $745 million, compared with negative movements of $2 million4 in 2017. Cash flow from operating activities excluding working capital movements increased compared with 2017, mainly as a result of higher earnings, partly offset by higher tax payments.

[3]	Revised from positive working capital movements of $275 million. See Note 7 and Definition I.
[4]	Revised from negative working capital movements of $482 million. See Note 7 and Definition I.

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DOWNSTREAM

Quarters				$ million	Full year
Q4 2018	Q3 2018	Q4 2017%[1]			2018	2017	%
2,918	1,709	1,116	+161	Segment earnings[2]	7,601	8,258	-8
787	(301)	(280)		Of which: Identified items (Definition A)	34	(824)
2,131	2,010	1,396	+53	Earnings excluding identified items[2]	7,567	9,082	-17
				Of which:
1,835	1,473	884	+108	Oil Products	5,491	6,460	-15
834	424	96	+769	Refining & Trading	1,513	2,462	-39
1,001	1,049	788	+27	Marketing	3,978	3,998	-1
296	537	512	-42	Chemicals	2,076	2,622	-21

8,794	1,037	2,649	+232	Cash flow from operating activities	13,928	12,429	+12

2,427	1,860	2,208	+10	Capital investment (Definition C)	7,564	6,416	+18

2,723	2,675	2,589	+5	Refinery processing intake (thousand b/d)	2,648	2,572	+3

6,906	6,697	6,861	+1	Oil Products sales volumes (thousand b/d)	6,783	6,599	+3

4,110	4,145	4,688	-12	Chemicals sales volumes (thousand tonnes)	17,644	18,239	-3

1.	Q4 on Q4 change.
2.	Earnings are presented on a CCS basis (See Note 2).

Fourth quarter identified items primarily reflected a gain of $670 million related to the fair value accounting of commodity derivatives and a gain of $297 million on sale of assets, mainly related to the divestment in Argentina. This was partly offset by impairment charges of $160 million, mainly related to assets in Singapore and the UK.

Compared with the fourth quarter 2017, Downstream earnings excluding identified items benefited from increased contributions from crude oil trading and stronger refining and marketing margins, partly offset by higher operating expenses and lower base chemicals and intermediates margins.

Cash flow from operating activities of $8,794 million included positive working capital movements of $7,570 million, compared with negative movements of $334 million5 in the same quarter a year ago, mainly as a result of a fall in crude oil price and lower inventory levels. Cash flow from operating activities excluding working capital movements decreased compared with the same quarter a year ago as higher cash cost of sales more than offset the increase in CCS earnings.

Oil Products

•

Refining & Trading earnings excluding identified items reflected increased contributions from crude oil trading and improved operational performance. Earnings also benefited from stronger refining margins mainly in Canada, despite lower refining margins in other parts of the portfolio, compared with the fourth quarter 2017. This was partly offset by higher operating expenses.

Refinery availability increased to 94% compared with 89% in the fourth quarter 2017, mainly due to lower downtime.

•	Marketing earnings excluding identified items were higher compared with the fourth quarter 2017, mainly as a result of increased margins.

Compared with the fourth quarter 2017, Oil Products sales volumes increased by 1%, reflecting increased refining and trading volumes.

Chemicals

•	Chemicals earnings excluding identified items reflected lower base chemicals and intermediates margins, mainly in Asia, compared with the fourth quarter 2017.

Chemicals manufacturing plant availability was 93%, remaining at a similar level as in the fourth quarter 2017.

[5]	Revised from negative working capital movements of $402 million. See Note 7 and Definition I.

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Full year identified items included a gain of $233 million related to the fair value accounting of commodity derivatives and a gain of $225 million on sale of assets, mainly related to the divestment in Argentina. This was partly offset by impairment charges totalling $386 million, mainly related to assets in Singapore and the UK.

Compared with the full year 2017, Downstream earnings excluding identified items reflected higher operating expenses, adverse currency exchange rate effects and lower base chemicals and refining margins, partly offset by improved marketing margins.

Cash flow from operating activities of $13,928 million included positive working capital movements of $3,164 million, compared with negative movements of $148 million6 in the full year 2017. Excluding working capital movements, cash flow from operating activities reflected lower earnings and higher cash cost of sales.

Oil Products

•

Refining & Trading earnings excluding identified items reflected higher operating expenses, adverse currency exchange rate effects and lower contributions from oil products trading, partly offset by higher contributions from crude oil trading, compared with the full year 2017.

Refinery availability was 91%, remaining at a similar level as in the full year 2017.

•

Marketing earnings excluding identified items were at a similar level as in the full year 2017, since the impacts of higher operating expenses and adverse currency exchange rate effects were almost fully offset by improved margins.

Compared with the full year 2017, Oil Products sales volumes increased by 3% as a result of higher refining and trading volumes.

Chemicals

•	Chemicals earnings excluding identified items reflected lower base chemicals margins and higher operating expenses, partly offset by higher intermediates margins, compared with the full year 2017.

Chemicals manufacturing plant availability increased to 93% compared with 92% in 2017.

[6]	Revised from negative working capital movements of $325 million. See Note 7 and Definition I.

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CORPORATE

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
(644)	(335)	(838)	Segment earnings	(1,479)	(2,416)
(77)	60	(553)	Of which: Identified items (Definition A)	327	(1,157)
(567)	(395)	(285)	Earnings excluding identified items	(1,806)	(1,259)

572	1,072	38	Cash flow from operating activities	1,879	417

Fourth quarter identified items primarily reflected a tax charge of $74 million related to the impact of the strengthening Brazilian real on financing positions.

Compared with the fourth quarter 2017, Corporate earnings excluding identified items mainly reflected lower tax credits.

Full year identified items primarily reflected a tax credit of $325 million related to the impact of the weakening Brazilian real on financing positions.

Compared with the full year 2017, Corporate earnings excluding identified items mainly reflected lower tax credits and adverse currency exchange effects, partly offset by higher net interest income.

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PRELIMINARY RESERVES UPDATE

When final volumes are reported in the 2018 Annual Report and Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be around 0.7 billion boe, and 2018 production to be 1.4 billion boe. As a result, total proved reserves on an SEC basis are expected to be 11.6 billion boe. Acquisitions and divestments of 2018 reserves are expected to account for a net reduction of 0.2 billion boe.

The proved Reserves Replacement Ratio on an SEC basis is expected to be 53% for the year and 96% for the 3-year average. Excluding the impact of acquisitions and divestments, the reserves replacement ratio is expected to be 66% for the year.

Further information will be provided in the 2018 Annual Report and Form 20-F, which is expected to be filed in March 2019.

OUTLOOK FOR THE FIRST QUARTER 2019

Compared with the first quarter 2018, Integrated Gas production is expected to decrease by some 140 – 170 thousand boe/d, mainly due to divestments, the transfer of some activities into the Upstream segment as of 2019 and higher maintenance activities. LNG liquefaction volumes are expected to be 0.4 – 0.7 million tonnes lower, mainly as a result of divestments and higher maintenance activities.

Compared with the first quarter 2018, Upstream production is expected to be 10 – 50 thousand boe/d lower, mainly due to divestments and field decline, partly offset by ramp-ups of existing fields. This includes the impact of additional activities previously reported in the Integrated Gas segment in 2018.

Refinery availability is expected to decrease in the first quarter 2019 compared with the same period a year earlier as a result of higher maintenance activity.

Oil Products sales volumes are expected to be 40 – 70 thousand boe/d lower compared with the same period a year earlier, mainly as a result of the divestment in Argentina.

Chemicals manufacturing plant availability in the first quarter 2019 is expected to be at a similar level as in the first quarter 2018.

Corporate earnings excluding identified items are expected to be a net charge of $400 – 450 million in the first quarter 2019 and a net charge of $1,700 – 1,900 million for the full year 2019. This excludes the impact of currency exchange rate effects and the impact of IFRS 16 Leases.

The results and outlook reported in this announcement do not include the impact of the application of the new standard IFRS 16, which is effective as of January 1, 2019. The quantitative impact at transition date will be disclosed in the 2018 Annual Report and Form 20-F.

FORTHCOMING EVENTS

The LNG Outlook will be held on February 25, 2019 in London.

Shell will host a webcast covering the impact of IFRS 16 Leases on March 28, 2019.

The Annual General Meeting is scheduled to be held on May 21, 2019.

Shell will host Management Day events on June 4, 2019 in London, and on June 5, 2019 in New York.

First quarter 2019 results and dividends are scheduled to be announced on May 2, 2019. Second quarter 2019 results and dividends are scheduled to be announced on August 1, 2019. Third quarter 2019 results and dividends are scheduled to be announced on October 31, 2019.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
102,228	100,151	85,422	Revenue[1]	388,379	305,179
1,351	1,000	1,034	Share of profit of joint ventures and associates	4,106	4,225
1,047	397	1,668	Interest and other income	4,071	2,466

104,626	101,548	88,124	Total revenue and other income	396,556	311,870

78,680	76,070	64,095	Purchases	294,399	223,447
6,803	6,256	6,563	Production and manufacturing expenses	26,970	26,652
3,162	2,829	2,953	Selling, distribution and administrative expenses	11,360	10,509
314	227	260	Research and development	986	922
545	322	921	Exploration	1,340	1,945
6,244	5,198	5,796	Depreciation, depletion and amortisation	22,135	26,223
971	909	984	Interest expense	3,745	4,042

96,719	91,811	81,572	Total expenditure	360,935	293,740

7,907	9,737	6,552	Income/(loss) before taxation	35,621	18,130
2,261	3,696	2,615	Taxation charge/(credit)	11,715	4,695

5,646	6,041	3,937	Income/(loss) for the period[1]	23,906	13,435
56	202	130	Income/(loss) attributable to non-controlling interest	554	458

5,590	5,839	3,807	Income/(loss) attributable to Royal Dutch Shell plc shareholders	23,352	12,977

0.68	0.70	0.46	Basic earnings per share ($)[2]	2.82	1.58
0.67	0.70	0.46	Diluted earnings per share ($)[2]	2.80	1.56

1.	See Note 2 “Segment information”.
2.	See Note 3 “Earnings per share”.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
5,646	6,041	3,937	Income/(loss) for the period	23,906	13,435
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(354)	(500)	355	- Currency translation differences	(3,172)	5,156
—	—	258	- Unrealised gains/(losses) on securities[1]	—	593
—	(1)	—	- Debt instruments remeasurements[1]	(15)	—
1,499	(69)	(484)	- Cash flow hedging gains/(losses)	730	(552)
(61)	43	—	- Deferred cost of hedging[1]	(209)	—
17	8	46	- Share of other comprehensive income/(loss) of joint ventures and associates	(10)	170

1,101	(519)	175	Total	(2,676)	5,367
			Items that are not reclassified to income in later periods:
426	615	(2,056)	- Retirement benefits remeasurements	3,588	604
50	84	—	- Equity instruments remeasurements[1]	(153)	—
194	(2)	—	- Share of other comprehensive income/(loss) of joint ventures and associates	193	—

670	697	(2,056)	Total	3,628	604

1,771	178	(1,881)	Other comprehensive income/(loss) for the period	952	5,971

7,417	6,219	2,056	Comprehensive income/(loss) for the period	24,858	19,406
34	173	133	Comprehensive income/(loss) attributable to non-controlling interest	383	578

7,383	6,046	1,923	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	24,475	18,828

1.	See Note 1 “Basis of preparation” regarding IFRS 9 Financial Instruments.

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million	December 31, 2018	December 31, 2017
Assets
Non-current assets
Intangible assets	23,586	24,180
Property, plant and equipment	223,175	226,380
Joint ventures and associates	25,329	27,927
Investments in securities	3,074	7,222
Deferred tax	12,097	13,791
Retirement benefits	6,051	2,799
Trade and other receivables	7,826	8,475
Derivative financial instruments[1]	574	919

	301,712	311,693

Current assets
Inventories	21,117	25,223
Trade and other receivables	42,431	44,565
Derivative financial instruments[1]	7,193	5,304
Cash and cash equivalents	26,741	20,312

	97,482	95,404

Total assets	399,194	407,097

Liabilities
Non-current liabilities
Debt	66,690	73,870
Trade and other payables	2,735	3,447
Derivative financial instruments[1]	1,399	981
Deferred tax	14,837	13,007
Retirement benefits	11,653	13,247
Decommissioning and other provisions	21,533	24,966

	118,847	129,518

Current liabilities
Debt	10,134	11,795
Trade and other payables	48,888	51,410
Derivative financial instruments[1]	7,184	5,253
Taxes payable	7,497	7,250
Retirement benefits	451	594
Decommissioning and other provisions	3,659	3,465

	77,813	79,767

Total liabilities	196,660	209,285

Equity attributable to Royal Dutch Shell plc shareholders	198,646	194,356
Non-controlling interest	3,888	3,456

Total equity	202,534	197,812

Total liabilities and equity	399,194	407,097

1.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2018 (as previously published)	696	(917)	16,932	177,645	194,356	3,456	197,812
Impact of IFRS 9[3]	—	—	(138)	88	(50)	—	(50)
At January 1, 2018 (as revised)	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	1,123	23,352	24,475	383	24,858
Transfer from other comprehensive income[4]	—	—	(971)	971	—	—	—
Dividends	—	—	—	(15,675)	(15,675)	(586)	(16,261)
Repurchases of shares[5]	(11)	—	11	(4,519)	(4,519)	—	(4,519)
Share-based compensation[6,7]	—	(343)	(342)	693	8	—	8
Other changes in non-controlling interest	—	—	—	51	51	635	686

At December 31, 2018	685	(1,260)	16,615	182,606	198,646	3,888	202,534

At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	5,851	12,977	18,828	578	19,406
Dividends	—	—	—	(15,628)	(15,628)	(406)	(16,034)
Scrip dividends	13	—	(13)	4,751	4,751	—	4,751
Share-based compensation	—	(16)	(204)	(74)	(294)	—	(294)
Other changes in non-controlling interest	—	—	—	53	53	1,419	1,472

At December 31, 2017	696	(917)	16,932	177,645	194,356	3,456	197,812

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 1 “Basis of preparation”.
4.

In accordance with IFRS 9 Financial Instruments, the transfer mainly relates to the sale of Shell’s shareholding in Malaysia LNG Tiga Sdn Bhd ($617 million) and the sale of shares in Canadian Natural Resources Limited ($481 million).

5.

The repurchase of shares recognised through retained earnings in the quarter represents the aggregate maximum consideration Shell is contractually bound to under the current tranche of the buyback programme, plus associated stamp duty.

6.

The amendments to IFRS 2 Share-based Payment became effective January 1, 2018. Following adoption of the amendments, components of share-based payments that were previously classified as cash-settled are now classified as equity-settled. This resulted in an increase of $172 million in the share plan reserve within other reserves and a net increase of $125 million in retained earnings.

7.	Includes a reclassification of $503 million between Other reserves and Retained earnings, which relates to the unwinding of expired share options.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
5,646	6,041	3,937	Income/(loss) for the period	23,906	13,435
			Adjustment for:
2,804	2,694	1,467	- Current tax	10,475	6,591
717	690	817	- Interest expense (net)	2,878	3,365
6,244	5,198	5,796	- Depreciation, depletion and amortisation	22,135	26,223
145	149	541	- Exploration well write-offs[1]	449	897
(927)	(163)	(1,319)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(3,265)	(1,640)
(1,351)	(1,000)	(1,034)	- Share of (profit)/loss of joint ventures and associates	(4,106)	(4,225)
1,535	1,374	1,647	- Dividends received from joint ventures and associates	4,903	4,998
7,694	(1,693)	(1,368)	- (Increase)/decrease in inventories	2,823	(2,079)
8,421	(2,722)	(2,544)	- (Increase)/decrease in current receivables[1]	1,955	(2,577)
(7,014)	1,788	2,040	- Increase/(decrease) in current payables[1]	(1,336)	2,406
1,626	560	(140)	- Derivative financial instruments[1]	799	(1,039)
(1,075)	711	167	- Deferred tax, retirement benefits, decommissioning and other provisions[1]	219	(4,300)
454	299	(367)	- Other[1]	921	(98)
(2,898)	(1,834)	(2,365)	Tax paid	(9,671)	(6,307)

22,021	12,092	7,275	Cash flow from operating activities	53,085	35,650

(7,147)	(5,800)	(5,861)	Capital expenditure	(23,011)	(20,845)
(208)	(78)	(202)	Investments in joint ventures and associates	(880)	(595)
1,966	231	2,866	Proceeds from sale of property, plant and equipment and businesses	4,366	8,808
475	935	221	Proceeds from sale of joint ventures and associates	1,594	2,177
221	236	157	Interest received	823	724
(619)	394	2,154	Other[2]	3,449	1,702

(5,312)	(4,082)	(665)	Cash flow from investing activities	(13,659)	(8,029)

20	(155)	543	Net increase/(decrease) in debt with maturity period within three months	(396)	(869)
			Other debt:
3,189	424	120	- New borrowings	3,977	760
(4,680)	(2,260)	(4,103)	- Repayments	(11,912)	(11,720)
(926)	(864)	(840)	Interest paid	(3,574)	(3,550)
5	(1)	6	Change in non-controlling interest	678	293
			Cash dividends paid to:
(3,869)	(3,949)	(2,266)	- Royal Dutch Shell plc shareholders	(15,675)	(10,877)
(98)	(134)	(97)	- Non-controlling interest	(584)	(406)
(2,533)	(1,414)	—	Repurchases of shares	(3,947)	—
(27)	(2)	(443)	Shares held in trust: net sales/(purchases) and dividends received	(1,115)	(717)

(8,919)	(8,355)	(7,080)	Cash flow from financing activities	(32,548)	(27,086)

(161)	(11)	83	Currency translation differences relating to cash and cash equivalents	(449)	647

7,629	(356)	(387)	Increase/(decrease) in cash and cash equivalents	6,429	1,182

19,112	19,468	20,699	Cash and cash equivalents at beginning of period	20,312	19,130

26,741	19,112	20,312	Cash and cash equivalents at end of period	26,741	20,312

1.

Prior period comparatives within Cash flow from operating activities have been revised to conform with current year presentation. See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

2.	Full year 2018 includes $3,307 million from the sale of shares in Canadian Natural Resources Limited, which were received in connection with the oil sands divestment.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2017 (pages 142 to 148) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018, and should be read in conjunction with that filing.

IFRS 9 sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. Furthermore, this standard facilitates the use of hedge accounting and results in different income recognition upon the sale of certain investments in securities. The adoption of IFRS 9 resulted in a decrease of $83 million in equity at January 1, 2018, mainly representing the recognition of additional provisions for impairment of receivables under the expected loss model. In addition, changing the measurement basis from amortised cost to fair value for certain financial assets resulted in an increase of $33 million in equity at January 1, 2018. Furthermore, a reclassification within equity between other reserves and retained earnings, primarily representing deferred cost of hedging, was recognised.

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers based on the identification and satisfaction of performance obligations, and revenue from contracts with customers that is distinguished from other sources. Shell has adopted IFRS 15 with effect from January 1, 2018 and has elected to apply the modified retrospective transition approach. Although IFRS 15 does not generally represent a change from Shell’s current practice, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and underlifts and overlifts, has been identified as an area of change. However, these do not have a significant effect on Shell’s accounting or disclosures, and therefore no transition adjustment is presented.

IFRS 16 Leases will be applied by Shell with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell will apply the modified retrospective transition approach without restating comparative information.

Compared with the existing accounting for operating leases under IAS 17, application of the new standard will have a significant impact on the classification of expenditures and consequently the classification of cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. It will also impact the timing of expenses recognised in the statement of income.

Differences between the operating lease commitments under the current standard and the additional lease liabilities recognised on balance sheet at January 1, 2019 are expected to be mainly driven by the impact of discounting lease payments, short-term leases, the use of hindsight to assess options to extend or terminate leases and commencement of lease contracts after January 1, 2019. The detailed analysis, which will determine the impact upon application of the new standard, is close to completion. The quantitative impact at transition date will be disclosed in the 2018 Annual Report and Form 20-F. No impact is expected in relation to lease contracts previously classified as finance leases.

The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2017 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (“CCS earnings”), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
			Third-party revenue
11,902	10,848	8,205	Integrated Gas	43,764	32,674
3,205	1,769	2,644	Upstream	9,892	7,723
87,117	87,518	74,561	Downstream	334,680	264,731
4	16	12	Corporate	43	51
102,228	100,151	85,422	Total third-party revenue[1]	388,379	305,179

			Inter-segment revenue
1,252	1,242	1,199	Integrated Gas	4,853	3,978
8,917	10,526	8,258	Upstream	37,841	32,469
1,078	1,559	1,281	Downstream	5,358	4,248
—	—	—	Corporate	—	—

			CCS earnings
3,579	2,116	848	Integrated Gas	11,444	5,078
1,601	2,249	2,050	Upstream	6,798	1,551
2,918	1,709	1,116	Downstream	7,601	8,258
(644)	(335)	(838)	Corporate	(1,479)	(2,416)
7,454	5,739	3,176	Total	24,364	12,471

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2018 includes income of $4,938 million (Q3 2018: $1,078 million charge; full year 2018: $3,348 million income).

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
5,590	5,839	3,807	Income/(loss) attributable to Royal Dutch Shell plc shareholders	23,352	12,977
56	202	130	Income/(loss) attributable to non-controlling interest	554	458

5,646	6,041	3,937	Income/(loss) for the period	23,906	13,435
			Current cost of supplies adjustment:
2,319	(381)	(1,022)	Purchases	559	(1,252)
(551)	95	287	Taxation	(116)	349
40	(16)	(26)	Share of profit/(loss) of joint ventures and associates	15	(61)

1,808	(302)	(761)	Current cost of supplies adjustment[1]	458	(964)

7,454	5,739	3,176	CCS earnings	24,364	12,471
			of which:
7,334	5,570	3,082	CCS earnings attributable to Royal Dutch Shell plc shareholders	23,833	12,081
120	169	94	CCS earnings attributable to non-controlling interest	531	390

1.

The adjustment attributable to Royal Dutch Shell plc shareholders is a positive $1,744 million in the fourth quarter 2018 (Q3 2018: negative $269 million; Q4 2017: negative $725 million; full year 2018: positive $481 million; full year 2017: negative $896 million).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
5,590	5,839	3,807	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	23,352	12,977
			Weighted average number of shares used as the basis for determining:
8,227.8	8,290.3	8,274.6	Basic earnings per share (million)	8,282.8	8,223.4
8,289.4	8,353.1	8,354.5	Diluted earnings per share (million)	8,348.7	8,299.0

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	(125,246,754)	—	(11)	—	(11)

At December 31, 2018	4,471,889,296	3,745,486,731	376	309	685

At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	168,232,237	—	13	—	13

At December 31, 2017	4,597,136,050	3,745,486,731	387	309	696

1.	Share capital at December 31, 2018 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2018, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €194 million (representing 2,771 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2019, and the end of the Annual General Meeting to be held in 2019, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2018 (as previously published)	37,298	154	84	1,440	(22,044)	16,932
Impact of IFRS 9	—	—	—	—	(138)	(138)
At January 1, 2018 (as revised)	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,123	1,123
Transfer from other comprehensive income	—	—	—	—	(971)	(971)
Repurchases of shares	—	—	11	—	—	11
Share-based compensation	—	—	—	(342)	—	(342)

At December 31, 2018	37,298	154	95	1,098	(22,030)	16,615

At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	5,851	5,851
Scrip dividends	(13)	—	—	—	—	(13)
Share-based compensation	—	—	—	(204)	—	(204)

At December 31, 2017	37,298	154	84	1,440	(22,044)	16,932

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative financial instruments and debt excluding finance lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2017, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2018 are consistent with those used in the year ended December 31, 2017, and the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have not changed materially since that date.

With effect from 2018, current and non-current derivative assets and liabilities are no longer presented as part of “Trade and other receivables” and “Trade and other payables”, but separately disclosed on the Balance Sheet to provide more insight.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	December 31, 2018	December 31, 2017
Carrying amount	62,798	70,141
Fair value[1]	64,708	74,650

1. Mainly determined from the prices quoted for these securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from 2018, the reconciliation from “Income for the period” to “Cash flow from operating activities” has been revised to provide more insight and improve correlation with the Balance Sheet and Statement of Income. “Cash flow from operating activities” itself remains unchanged.

Exploration well write-offs, previously presented under “Other”, are shown separately. Changes in current and non-current derivative financial instruments, previously presented under “Decrease/(increase) in working capital” and “Other”, are presented under a new line item “Derivative financial instruments”. Changes in current retirement benefits and decommissioning provisions, previously included in “Increase/(decrease) in payables”, are presented under “Deferred tax, retirement benefits, decommissioning and other provisions”, together with changes in non-current balances. The impact of these changes is presented below.

	Quarters
$ million	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Full year 2017
Working capital movements (as previously published)	(1,828)	2,258	(2,467)	(1,121)	(3,158)
Impact of working capital definition changes on:
- (Increase)/decrease in current receivables	(1,087)	(238)	1,018	(585)	(892)
- Increase/(decrease) in current payables	1,350	444	172	(166)	1,800
Working capital movements (as revised) (I)	(1,565)	2,464	(1,277)	(1,872)	(2,250)

Cash flow from operating activities excluding working capital movements (as previously published)	11,336	9,027	10,049	8,396	38,808
Impact of working capital definition changes on:
- Exploration well write-offs	284	25	47	541	897
- Derivative financial instruments	49	128	(1,076)	(140)	(1,039)
- Deferred tax, retirement benefits, decommissioning and other provisions	(104)	(129)	(161)	12	(382)
- Other	(492)	(230)	—	338	(384)
Cash flow from operating activities excluding working capital movements (as revised) (II)	11,073	8,821	8,859	9,147	37,900

Cash flow from operating activities (unchanged) (I + II)	9,508	11,285	7,582	7,275	35,650

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

DEFINITIONS

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
			Identified items before tax
927	163	1,220	- Divestment gains/(losses)	3,283	1,542
(438)	253	(426)	- Impairments	(1,020)	(4,214)
1,639	(239)	(652)	- Fair value accounting of commodity derivatives and certain gas contracts	1,145	(416)
(32)	(68)	(135)	- Redundancy and restructuring	(203)	(508)
(167)	(9)	356	- Other	(116)	(585)

1,929	100	363	Total identified items before tax	3,089	(4,181)

			Tax impact
(12)	(41)	55	- Divestment gains/(losses)	(219)	115
22	(143)	105	- Impairments	(92)	1,172
(472)	70	111	- Fair value accounting of commodity derivatives and certain gas contracts	(282)	81
(4)	10	28	- Redundancy and restructuring	53	129
19	(52)	(111)	- Impact of exchange rate movements on tax balances	(338)	622
164	2	(1,772)	- Other	218	(1,649)

(283)	(154)	(1,584)	Total tax impact	(660)	470

			Identified items after tax
915	122	1,275	- Divestment gains/(losses)	3,064	1,657
(416)	110	(321)	- Impairments	(1,112)	(3,042)
1,167	(169)	(541)	- Fair value accounting of commodity derivatives and certain gas contracts	863	(335)
(36)	(58)	(107)	- Redundancy and restructuring	(150)	(379)
19	(52)	(111)	- Impact of exchange rate movements on tax balances	(338)	622
(3)	(7)	(1,416)	- Other	102	(2,234)

1,646	(54)	(1,221)	Impact on CCS earnings	2,429	(3,711)

			Of which:
1,216	(176)	(788)	Integrated Gas	2,045	(190)
(280)	363	400	Upstream	23	(1,540)
787	(301)	(280)	Downstream	34	(824)
(77)	60	(553)	Corporate	327	(1,157)

—	—	—	Impact on CCS earnings attributable to non-controlling interest	—	(28)

1,646	(54)	(1,221)	Impact on CCS earnings attributable to shareholders	2,429	(3,683)

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, new investments in joint ventures and associates, exploration expense excluding well write-offs, new finance leases and investments in Integrated Gas, Upstream and Downstream equity securities, all of which are recognised on an accruals basis.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
7,147	5,800	5,861	Capital expenditure	23,011	20,845
208	78	202	Investments in joint ventures and associates	880	595
400	172	380	Exploration expense, excluding exploration wells written off	889	1,048
49	184	330	Finance leases	452	1,074
191	(404)	5	Other[1]	(453)	444

7,995	5,830	6,778	Capital investment	24,779	24,006
			Of which:
1,483	862	1,043	Integrated Gas	4,460	3,827
3,988	3,037	3,485	Upstream	12,525	13,648
2,427	1,860	2,208	Downstream	7,564	6,416
97	71	42	Corporate	230	115

1.	Third quarter 2018 includes an adjustment of $541 million to negate the impact of an internal restructuring related to Upstream Brazil operations.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments in equity securities, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration initially recognised upon the related divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
1,966	231	2,866	Proceeds from sale of property, plant and equipment and businesses	4,366	8,808
475	935	221	Proceeds from sale of joint ventures and associates	1,594	2,177
—	56	217	Share and contingent consideration[1]	194	3,046
—	—	—	Proceeds from sale of interests in entities while retaining control	673	278
258	(609)	3,170	Other[2]	275	3,031

2,699	613	6,474	Divestments	7,102	17,340
			Of which:
798	317	3,021	Integrated Gas	3,124	3,077
916	222	3,254	Upstream	2,198	11,542
977	20	199	Downstream	1,718	2,703
8	54	—	Corporate	62	18

1.	This is valued at the date of the related divestment, instead of when these shares are disposed of or the contingent consideration is realised.
2.	Third quarter 2018 includes an adjustment of $883 million to negate the impact of an internal restructuring related to Upstream Brazil operations.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Quarters
	Q4 2018	Q3 2018	Q4 2017
Income for current and previous three quarters	23,906	22,197	13,435
Interest expense after tax	2,513	2,435	2,995

Income before interest expense	26,419	24,632	16,430

Capital employed – opening	283,477	286,889	280,988
Capital employed – closing	279,358	279,864	283,477
Capital employed – average	281,417	283,376	282,233

ROACE	9.4%	8.7%	5.8%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

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	Quarters
$ million	Q4 2018	Q3 2018	Q4 2017
CCS earnings excluding identified items	21,404	20,019	15,764

Capital employed – average	281,417	283,376	282,233
ROACE on a CCS basis excluding identified items	7.6%	7.1%	5.6%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. With effect from 2018, the net debt calculation includes the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management believes this amendment is useful, because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the Balance Sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate. Prior period comparatives have been revised to reflect the change in net debt calculation.

	Quarters
$ million	December 31, 2018	September 30, 2018	December 31, 2017
Current debt	10,134	13,923	11,795
Non-current debt	66,690	64,455	73,870

Total debt[1]	76,824	78,378	85,665

Add: Debt-related derivative financial instruments: net liability/(asset)	1,273	1,247	591
Add: Collateral on debt-related derivatives: net liability/(asset)	72	—	—
Less: Cash and cash equivalents	(26,741)	(19,112)	(20,312)

Net debt	51,428	60,513	65,944

Add: Total equity	202,534	201,486	197,812

Total capital	253,962	261,999	263,756

Gearing[2]	20.3%	23.1%	25.0%

1.	Includes finance lease liabilities of $14,026 million at December 31, 2018, $14,277 million at September 30, 2018, and $15,524 million at December 31, 2017.
2.	Gearing as previously published at December 31, 2017 was 24.8%. Gearing as previously published at December 31, 2016, was 28.0% (29.1% as per revised net debt calculation).

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
6,803	6,256	6,563	Production and manufacturing expenses	26,970	26,652
3,162	2,829	2,953	Selling, distribution and administrative expenses	11,360	10,509
314	227	260	Research and development	986	922

10,279	9,312	9,776	Operating expenses	39,316	38,083

			Of which identified items:
(28)	(64)	(152)	(Redundancy and restructuring charges)/reversal	(187)	(565)
(104)	—	215	(Provisions)/reversal	(104)	38
—	—	—	Other	—	—
(132)	(64)	63		(291)	(527)

10,147	9,248	9,839	Underlying operating expenses	39,025	37,556

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H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
22,021	12,092	7,275	Cash flow from operating activities	53,085	35,650

7,694	(1,693)	(1,368)	- (Increase)/decrease in inventories	2,823	(2,079)
8,421	(2,722)	(2,544)	- (Increase)/decrease in current receivables[1]	1,955	(2,577)
(7,014)	1,788	2,040	- Increase/(decrease) in current payables[1]	(1,336)	2,406

9,101	(2,627)	(1,872)	(Increase)/decrease in working capital[2]	3,442	(2,250)

12,920	14,719	9,147	Cash flow from operating activities excluding working capital movements[2]	49,643	37,900

1.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
2.

As previously published, working capital increased by $1,121 million in the fourth quarter 2017, and by $3,158 million for the full year 2017. Cash flow from operating activities excluding working capital movements, as previously published, was $8,396 million in the fourth quarter 2017, and $38,808 million for the full year 2017.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2017 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 31, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

January 31, 2019

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

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APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Portfolio Developments for the six months ended June 30, 2018, can be found in the Royal Dutch Shell plc Form 6-K filed with the SEC on July 26, 2018. Portfolio Developments for the three months ended September 30, 2018, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on November 1, 2018.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2018

•	Cash and cash equivalents increased to $26.7 billion at December 31, 2018, from $19.1 billion at September 30, 2018.

•	Cash flow from operating activities was an inflow of $22.0 billion for the fourth quarter 2018, mainly driven by a positive movement in working capital.

•

Cash flow from investing activities was an outflow of $5.3 billion, mainly driven by capital expenditure of $7.1 billion, partly offset by proceeds from the sale of property, plant and equipment and businesses of $2.0 billion.

•

Cash flow from financing activities was an outflow of $ 8.9 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.9 billion, repurchases of shares of $2.5 billion and net repayments of debt of $1.5 billion.

•

Total current and non-current debt decreased to $76.8 billion at December 31, 2018, compared with $78.4 billion at September 30, 2018. Total debt excluding finance leases decreased by $1.3 billion and the carrying amount of finance leases decreased by $0.3 billion. In the fourth quarter 2018, $3.0 billion of bonds were issued under the US shelf registration programme, while no debt was issued under the Euro medium-term note (EMTN) programme.

•

Cash dividends paid to Royal Dutch Shell plc shareholders were $3.9 billion in the fourth quarter 2018, compared with $2.3 billion in the fourth quarter 2017. The scrip dividend programme has been cancelled with effect from the fourth quarter 2017 interim dividend. Under this programme, an additional $1.6 billion dividends were distributed in the fourth quarter 2017.

•

Dividends of $0.47 per share are announced on January 31, 2019, in respect of the fourth quarter 2018. These dividends are payable on March 25, 2019. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2017 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018

•	Cash and cash equivalents increased to $26.7 billion at December 31, 2018, from $20.3 billion at December 31, 2017.

•	Cash flow from operating activities was an inflow of $53.1 billion for the twelve months ended December 31, 2018, mainly driven by earnings and a positive movement in working capital.

•

Cash flow from investing activities was an outflow of $13.7 billion for the twelve months ended December 31, 2018, mainly driven by capital expenditure of $23.0 billion, partially offset by proceeds from the sale of property, plant and equipment and businesses of $4.4 billion, other items of $3.4 billion (mainly related to the sale of shares in Canadian Natural Resources Limited) and proceeds from the sale of joint ventures and associates of $1.6 billion.

•

Cash flow from financing activities was an outflow of $32.5 billion for the twelve months ended December 31, 2018, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $15.7 billion, net repayments of debt of $8.3 billion, repurchases of shares of $3.9 billion and interest payments of $3.6 billion.

•

Total current and non-current debt decreased to $76.8 billion at December 31, 2018, compared with $85.7 billion at December 31, 2017. Total debt excluding finance leases decreased by $7.4 billion and the carrying amount of finance leases decreased by $1.5 billion. During the twelve months ended December 31, 2018, $3.0 billion of bonds were issued under the US shelf registration programme, while no debt was issued under the EMTN programme.

•

Cash dividends paid to Royal Dutch Shell plc shareholders were $15.7 billion for the twelve months ended December 31, 2018, compared with $10.9 billion for the same period last year. Under the scrip dividend programme, an additional $4.8 billion dividends were distributed to Royal Dutch Shell plc shareholders in the twelve months of 2017.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2018. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2018
Equity attributable to Royal Dutch Shell plc shareholders	198,646

Current debt	10,134
Non-current debt	66,690
Total debt[A]	76,824
Total capitalisation	275,470

[A] Of the total carrying amount of debt at December 31, 2018, $62.7 billion was unsecured, $14.1 billion was secured and $53.1 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2017: $58.5 billion).

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